

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

September 30, 2016

William D. Schwieterman
Chief Executive Officer
Mateon Therapeutics, Inc.
701 Gateway Blvd, Suite 210
South San Francisco, CA 94080

Re: **Mateon Therapeutics, Inc.**
Preliminary Proxy Statement on Schedule 14A
Filed September 7, 2016
File No. 000-21990

Dear Dr. Schwieterman:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Megan N. Gates, Esq.
        Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.